UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-31221

Total number of pages: 11

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: August 2, 2012	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Report filed on August 2, 2012 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2012 and JUNE 30, 2012

	Millions of yen
	March 31, 2012	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥522,078	¥512,537
Short-term investments	371,504	211,679
Accounts receivable	963,001	401,811
Receivables held for sale	—	502,024
Credit card receivables	189,163	195,120
Allowance for doubtful accounts	(23,550)	(28,851)
Inventories	146,563	140,438
Deferred tax assets	76,858	66,083
Prepaid expenses and other current assets	112,644	126,822

Total current assets	2,358,261	2,127,663

Property, plant and equipment:
Wireless telecommunications equipment	5,700,951	5,680,591
Buildings and structures	867,553	871,081
Tools, furniture and fixtures	520,469	530,849
Land	199,802	199,861
Construction in progress	133,068	154,948
Accumulated depreciation and amortization	(4,885,546)	(4,891,005)

Total property, plant and equipment, net	2,536,297	2,546,325

Non-current investments and other assets:
Investments in affiliates	480,111	503,778
Marketable securities and other investments	128,389	126,316
Intangible assets, net	680,831	684,459
Goodwill	204,890	206,759
Other assets	255,747	268,752
Deferred tax assets	303,556	283,666

Total non-current investments and other assets	2,053,524	2,073,730

Total assets	¥6,948,082	¥6,747,718

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥75,428	¥60,430
Short-term borrowings	733	1,760
Accounts payable, trade	738,783	576,201
Accrued payroll	55,917	41,885
Accrued interest	767	367
Accrued income taxes	150,327	77,626
Other current liabilities	132,048	149,369

Total current liabilities	1,154,003	907,638

Long-term liabilities:
Long-term debt (exclusive of current portion)	180,519	180,523
Accrued liabilities for point programs	173,136	155,457
Liability for employees’ retirement benefits	160,107	162,447
Other long-term liabilities	171,546	165,125

Total long-term liabilities	685,308	663,552

Total liabilities	1,839,311	1,571,190

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,592	732,592
Retained earnings	3,861,952	3,910,141
Accumulated other comprehensive income (loss)	(104,529)	(84,471)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,062,527	5,130,774
Noncontrolling interests	46,244	45,754

Total equity	5,108,771	5,176,528

Commitments and contingencies

Total liabilities and equity	¥6,948,082	¥6,747,718

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2011 and 2012

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
Operating revenues:
Wireless services	¥934,104	¥923,437
Equipment sales	113,185	148,844

Total operating revenues	1,047,289	1,072,281

Operating expenses:
Cost of services (exclusive of items shown separately below)	218,452	231,597
Cost of equipment sold (exclusive of items shown separately below)	149,688	158,084
Depreciation and amortization	155,787	157,472
Selling, general and administrative	255,647	262,501

Total operating expenses	779,574	809,654

Operating income	267,715	262,627

Other income (expense):
Interest expense	(906)	(460)
Interest income	318	372
Other, net	3,128	2,275

Total other income (expense)	2,540	2,187

Income before income taxes and equity in net income (losses) of affiliates	270,255	264,814

Income taxes:
Current	92,120	78,740
Deferred	17,272	23,299

Total income taxes	109,392	102,039

Income before equity in net income (losses) of affiliates	160,863	162,775

Equity in net income (losses) of affiliates, net of applicable taxes	(2,174)	(843)

Net income	158,689	161,932

Less: Net (income) loss attributable to noncontrolling interests	59	2,366

Net income attributable to NTT DOCOMO, INC.	¥158,748	¥164,298

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,828.24	¥3,962.08

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
Net income	¥158,689	¥161,932
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	250	(1,725)
Change in fair value of derivative instruments, net of applicable taxes	(7)	6
Foreign currency translation adjustment, net of applicable taxes	6,678	21,735
Pension liability adjustment, net of applicable taxes	147	107

Total other comprehensive income (loss)	7,068	20,123

Comprehensive income	165,757	182,055

Less: Comprehensive (income) loss attributable to noncontrolling interests	50	2,301

Comprehensive income attributable to NTT DOCOMO, INC.	¥165,807	¥184,356

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2011 and 2012

	Millions of yen
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2012
Cash flows from operating activities:
Net income	¥158,689	¥161,932
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	155,787	157,472
Deferred taxes	15,145	22,334
Loss on sale or disposal of property, plant and equipment	3,609	4,969
Equity in net (income) losses of affiliates	4,056	1,737
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	40,473	561,623
(Increase) / decrease in receivables held for sale	—	(502,024)
(Increase) / decrease in credit card receivables	(6,044)	(3,370)
Increase / (decrease) in allowance for doubtful accounts	260	5,263
(Increase) / decrease in inventories	2,726	6,158
(Increase) / decrease in prepaid expenses and other current assets	(6,795)	(13,890)
(Increase) / decrease in non-current installment receivables for handsets	997	88,075
(Increase) / decrease in non-current receivables held for sale	—	(99,963)
Increase / (decrease) in accounts payable, trade	(36,816)	(130,217)
Increase / (decrease) in accrued income taxes	(71,614)	(72,731)
Increase / (decrease) in other current liabilities	39,372	17,369
Increase / (decrease) in accrued liabilities for point programs	(12,171)	(17,679)
Increase / (decrease) in liability for employees’ retirement benefits	2,185	2,332
Increase / (decrease) in other long-term liabilities	(6,029)	(6,507)
Other, net	(11,623)	(9,208)

Net cash provided by operating activities	272,207	173,675

Cash flows from investing activities:
Purchases of property, plant and equipment	(111,634)	(141,109)
Purchases of intangible and other assets	(71,363)	(72,883)
Purchases of non-current investments	(8,229)	(1,337)
Proceeds from sale of non-current investments	1,855	963
Acquisitions of subsidiaries, net of cash acquired	—	(339)
Purchases of short-term investments	(310,677)	(211,431)
Redemption of short-term investments	140,952	281,312
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000
Other, net	(329)	(2,040)

Net cash used in investing activities	(359,425)	(56,864)

Cash flows from financing activities:
Repayment of long-term debt	(6,000)	(15,007)
Proceeds from short-term borrowings	552	3,799
Repayment of short-term borrowings	—	(2,887)
Principal payments under capital lease obligations	(1,128)	(1,069)
Dividends paid	(106,078)	(113,793)
Other, net	(1,280)	1,680

Net cash provided by (used in) financing activities	(113,934)	(127,277)

Effect of exchange rate changes on cash and cash equivalents	302	925

Net increase (decrease) in cash and cash equivalents	(200,850)	(9,541)
Cash and cash equivalents at beginning of period	765,551	522,078

Cash and cash equivalents at end of period	¥564,701	¥512,537

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥131	¥111
Cash paid during the period for:
Interest, net of amount capitalized	1,270	860
Income taxes	163,537	151,197

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

(1) General

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

(2) Receivables held for sale

DOCOMO entered into a contract regarding the transfer of billing claims with NTT FINANCE CORPORATION (NTT FINANCE) in June 2012. Under the contract, monthly billing claims which will be billed to subscribers mainly for DOCOMO’s telecommunications services and by providing funds for subscribers’ handset purchases on or after July 1, 2012 will be transferred, at fair value, to NTT FINANCE.

Accounts receivable for DOCOMO’s telecommunications services and installment receivables for handsets, which had not been sold to NTT FINANCE and were held for sale as at the balance sheet date, are separately presented as “Receivables held for sale” on the consolidated balance sheets.

2. Equity:

Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

In the general meeting of shareholders held on June 19, 2012, the shareholders approved cash dividends of ¥116,109 million or ¥2,800 per share, payable to shareholders recorded as of March 31, 2012, which were declared by the board of directors on April 27, 2012. The source of dividends was “Retained earnings.” DOCOMO started paying the dividends on June 20, 2012.

In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Issued shares and treasury stock —

The changes in the number of issued shares and treasury stock were as follows.

DOCOMO has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2011	43,650,000	2,182,399

As of June 30, 2011	43,650,000	2,182,399

As of March 31, 2012	43,650,000	2,182,399

As of June 30, 2012	43,650,000	2,182,399

DOCOMO did not repurchase shares for the three months ended June 30, 2011 and 2012.

Per share data —

Per share data is as follows:

	Yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥3,828.24	¥3,962.08

	Yen
	March 31, 2012	June 30, 2012
NTT DOCOMO, INC. shareholders’ equity per share	¥122,083.91	¥123,729.70

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Segment reporting:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information derived from DOCOMO’s internal management reports. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. There were no transactions between the operating segments.

DOCOMO has five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses. The mobile phone business includes mobile phone services (Xi services, FOMA services, and mova services), packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. Credit services business primarily includes DCMX services. Home shopping services business includes home shopping services business provided primarily through TV media. Internet connection services business for hotel facilities includes high-speed internet connection services for hotel facilities, which are provided in many countries in the world, mainly Asia and Europe. The miscellaneous businesses primarily includes advertisement services, development, sales and maintenance of IT systems. DOCOMO terminated mova services on March 31, 2012.

Due to its quantitative significance, only the mobile phone business qualifies as a reportable segment and therefore is disclosed as such. The remaining four operating segments are each quantitatively insignificant and therefore combined and disclosed as “all other businesses.”

	Millions of yen
Three months ended June 30, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,015,811	¥31,478	¥1,047,289
Operating expenses	745,529	34,045	779,574

Operating income (loss)	¥270,282	¥(2,567)	¥267,715

	Millions of yen
Three months ended June 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,035,828	¥36,453	¥1,072,281
Operating expenses	765,023	44,631	809,654

Operating income (loss)	¥270,805	¥(8,178)	¥262,627

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Contingencies:

Litigation —

DOCOMO is involved in litigation and claims arising in the ordinary course of business. Management believes that no litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on its results of operations, cash flows or financial position.

Guarantees —

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3 - unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation.

(1) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2012 and June 30, 2012 were as follows:

	Millions of yen
	March 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥51,808	¥51,808	¥—	¥—
Equity securities (foreign)	64,161	64,161	—	—
Debt securities (foreign)	30	30	—	—

Total available-for-sale securities	115,999	115,999	—	—

Total	¥115,999	¥115,999	¥—	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥1	¥—	¥1	¥—
Foreign currency option contracts	1,096	—	1,096	—

Total derivatives	1,097	—	1,097	—

Total	¥1,097	¥—	¥1,097	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	June 30, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥51,388	¥51,388	¥—	¥—
Equity securities (foreign)	61,728	61,728	—	—
Debt securities (foreign)	32	32	—	—

Total available-for-sale securities	113,148	113,148	—	—

Total	¥113,148	¥113,148	¥—	¥—

Liabilities:
Derivatives
Foreign currency option contracts	1,061	—	1,061	—

Total derivatives	1,061	—	1,061	—

Total	¥1,061	¥—	¥1,061	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign exchange forward contracts and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.

(2) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.

DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets and liabilities that were measured at fair value on a nonrecurring basis for the three months ended June 30, 2011 were immaterial.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended June 30, 2012 were as follows.

	Millions of yen
	Three months ended June 30, 2012
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Receivables held for sale	592,323	—	592,323	—	(7,549)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Receivables held for sale are measured at the lower of cost or fair value in the consolidated balance sheets.

Receivables held for sale are classified as level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, future cash flows estimated while taking into account factors such as default probabilities and loss severity of similar trade receivables.

6. Subsequent event:

There were no significant subsequent events to be disclosed.